# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valneva SE, CIK 0001836564
CUSIP: 92025Y103
Title of class of securities: Ordinary Shares, nominal value EUR0.15 per share
Address of issuer's principal executive offices: Ilot Saint-Joseph, Bureaux Convergence, 12ter Quai Perrache, Lyon, France (I0), 69002
Date of event which requires filing of this statement: 02/27/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-22-119388
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 6 37 85 94 06; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 15,029,676; sole dispositive power 0; shared dispositive power 7,514,838; aggregate amount beneficially owned 15,029,676 (8% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 7,514,838 Ordinary Shares. The Reporting Person's Ordinary Shares have double voting rights, resulting in 15,029,676 voting rights related to such shares. Upon the sale of Ordinary Shares by the Reporting Person, the double voting rights are extinguished. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 188,750,888 voting rights outstanding as of January 31, 2026. The voting rights outstanding have been revised to take into account the extinguished double voting rights from the sale of Ordinary Shares by the Reporting Person.
- EPIC Bpifrance (CIK 0001731121): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 15,029,676; sole dispositive power 0; shared dispositive power 7,514,838; aggregate amount beneficially owned 15,029,676 (8% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 7,514,838 Ordinary Shares. The Reporting Person's Ordinary Shares have double voting rights, resulting in 15,029,676 voting rights related to such shares. Upon the sale of Ordinary Shares by the Reporting Person, the double voting rights are extinguished. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 188,750,888 voting rights outstanding as of January 31, 2026. The voting rights outstanding have been revised to take into account the extinguished double voting rights from the sale of Ordinary Shares by the Reporting Person.
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 15,029,676; sole dispositive power 0; shared dispositive power 7,514,838; aggregate amount beneficially owned 15,029,676 (8% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 7,514,838 Ordinary Shares. The Reporting Person's Ordinary Shares have double voting rights, resulting in 15,029,676 voting rights related to such shares. Upon the sale of Ordinary Shares by the Reporting Person, the double voting rights are extinguished. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 188,750,888 voting rights outstanding as of January 31, 2026. The voting rights outstanding have been revised to take into account the extinguished double voting rights from the sale of Ordinary Shares by the Reporting Person.
- Caisse des depots et consignations (CIK 0001056947): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 19,946,304; sole dispositive power 0; shared dispositive power 12,431,466; aggregate amount beneficially owned 19,946,304 (10.5% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 12,431,466 Ordinary Shares. Certain of the Reporting Person's Ordinary Shares have double voting rights, resulting in 19,946,304 voting rights related to such shares. Upon the sale of Ordinary Shares by the Reporting Person, any double voting rights are extinguished. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 188,750,888 voting rights outstanding as of January 31, 2026. The voting rights outstanding have been revised to take into account the extinguished double voting rights from the sale of Ordinary Shares by the Reporting Person.
- CDC Croissance S.A.: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 4,915,517; sole dispositive power 0; shared dispositive power 4,915,517; aggregate amount beneficially owned 4,915,517 (2.6% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 4,915,517 Ordinary Shares, which do not have double voting rights. The aggregate amount beneficially owned and percent of class reported above are based on 188,750,088 voting rights outstanding as of January 31, 2026. The voting rights outstanding have been revised to take into account any extinguished double voting rights from the sale of Ordinary Shares by Bpifrance Participations.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.15 per share
Name of issuer: Valneva SE
Address of issuer's principal executive offices: Ilot Saint-Joseph, Bureaux Convergence, 12ter Quai Perrache, Lyon, France (I0), 69002
Comment:
Introductory Statement:

This Amendment No. 4 (this "Amendment") is being filed by Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ), Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance"), Caisse des Depots et consignations, a French special public entity (etablissement special) ("CDC") and CDC Croissance S.A., a societe anonyme incorporated under the laws of the Republic of France ("CDC Croissance") (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment relates to the Ordinary Shares, nominal value EUR0.15 per share (the "Ordinary Shares") of Valneva SE (the "Issuer").This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on November 16, 2022, as amended by: (i) Amendment No. 1 to Schedule 13D filed with the SEC on June 30, 2023; (ii) Amendment No. 2 to Schedule 13D filed with the SEC on September 20, 2024; and (iii) Amendment No. 3 to Schedule 13D filed with the SEC on September 5, 2025 (collectively, as amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, EPIC, Bpifrance, CDC and CDC Croissance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 3, Bpifrance Participations has sold 1,125,048 Ordinary Shares. Bpifrance Participations sold the amount of Ordinary Shares on the date and at the price set forth below in open market transactions. Unless otherwise noted, the sales of the Ordinary Shares were sold in multiple transactions at varying prices. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the ranges set forth in this Schedule 13D.

February 19, 2026:

- 16,150 Ordinary Shares at a weighted average price of EUR4.87 per share (multiple transactions at prices ranging from EUR4.85 to EUR4.90, inclusive).

February 23, 2026:

- 85,690 Ordinary Shares at a weighted average price of EUR4.86 per share (multiple transactions at prices ranging from EUR4.85 to EUR4.88, inclusive).

February 24, 2026:

- 458,876 Ordinary Shares at a weighted average price of EUR4.98 per share (multiple transactions at prices ranging from EUR4.85 to EUR5.08, inclusive).

February 25, 2026:

- 107,878 Ordinary Shares at a weighted average price of EUR5.08 per share (multiple transactions at prices ranging from EUR5.00 to EUR5.14, inclusive).

February 27, 2026:

- 200,000 Ordinary Shares at a price of EUR4.88 per(block trade).

March 4, 2026

- 21,568 Ordinary Shares at a weighted average price of EUR4.86 per share (multiple transactions at prices ranging from EUR4.85 to EUR4.89, inclusive).

March 5, 2026

- 1,577 Ordinary Shares at a weighted average price of EUR4.85 per share (multiple transactions at prices ranging from EUR4.85 to EUR4.85, inclusive).

Since the filing of Amendment No. 3, CDC has acquired 364,705 Ordinary Shares. CDC purchased the amount of Ordinary Shares on the date and at the price set forth below in open market transactions. Unless otherwise noted, the purchases of the Ordinary Shares were purchased in multiple transactions at varying prices. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each price within the ranges set forth in this Schedule 13D.

February 16, 2026:

- 362,830 Ordinary Shares at a weighted average price of EUR4.28 per share (multiple transactions at prices ranging from EUR4.19 to EUR4.40, inclusive).

February 17, 2026:

- 137,170 Ordinary Shares at a weighted average price of EUR4.35 per share (multiple transactions at prices ranging from EUR4.34 to EUR4.39, inclusive).

March 2, 2026:

- 31,675 Ordinary Shares at a weighted average price of EUR4.60 per share (multiple transactions at prices ranging from EUR4.59 to EUR4.60, inclusive).

March 3, 2026:

- 68,325 Ordinary Shares at a weighted average price of EUR4.42 per share (multiple transactions at prices ranging from EUR4.29 to EUR4.60, inclusive).

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, (i) Bpifrance Participations holds directly 7,514,838 Ordinary Shares and 15,029,676 Voting Rights, and (ii) CDC Croissance held, through CDC PME CROISSANCE, 4,915,517 Ordinary Shares and 4,915,517 Voting Rights.

As of the date hereof, none of Bpifrance, EPIC or CDC holds any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 7,514,838 Ordinary Shares and 15,029,676 Voting Rights, indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 7,514,838 Ordinary Shares and 15,029,676 Voting Rights, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 7,514,838 Ordinary Shares and 15,029,676 Voting Rights, indirectly through its joint ownership and control of Bpifrance, (y) 4,915,517 Ordinary Shares and 4,915,517 Voting Rights, indirectly through its ownership of CDC Croissance and (z) 1,111 Ordinary Shares and 1,111 Voting Rights, indirectly through its ownership of CNP Assurances.

The ownership percentages are calculated based on 173,753,098 Ordinary Shares outstanding and 188,750,888 Voting Rights as of January 31, 2026, as reported by the Issuer. The voting rights outstanding have been revised to take into account any extinguished double voting rights from the sale of Ordinary Shares by Bpifrance Participations. The amount of outstanding Ordinary Shares and Voting Rights disclosed above is calculated under U.S. law, which requires treasury shares to be excluded from the calculation of outstanding shares. Under French law, treasury shares are required to be included in the calculation of outstanding shares. Using the French law requirements, the Issuer has 173,877,420 outstanding Ordinary Shares and 188,875,210 outstanding Voting Rights, and (i) Bpifrance Participations' Ordinary Share holdings represent approximately 4.3% of the Issuer's outstanding Ordinary Shares, and its Voting Rights represent approximately 8.0.% of outstanding Voting Rights, and (ii) CDC Croissance's Ordinary Share holdings represent approximately 2.8% of the Issuer's outstanding Ordinary Shares, and its Voting Rights represent approximately 2.6% of outstanding Voting Rights.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is hereby incorporated by reference to this Item 5(c). Except as disclosed in this Amendment, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement, dated as of September 19, 2024, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D/A filed on September 20, 2024)

EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

## Signatures
- Bpifrance Participations S.A.: Sophie Paquin, Director of Legal Affairs (03/09/2026)
- EPIC Bpifrance: Sophie Paquin, Director of Legal Affairs (03/09/2026)
- Bpifrance S.A.: Boubakar Dione, Group Director of Legal Affairs (03/09/2026)
- Caisse des depots et consignations: Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (03/09/2026)
- CDC Croissance S.A.: Aude de Lardemelle, Executive Director (03/09/2026)